SEC

18006498

Securities and Exchange
MAR 22 2018
RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Primex Prime Electronic Execution, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 W 21st Street, 12th Floor
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wil Felix

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG CPAs

(Name – *if individual, state last, first, middle name*)

76 North Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wil Felix, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Primex Prime Electronic Execution, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

VIRGINIA M CHARLES
Notary Public - State of New York
NO. 01CH6331201
Qualified in Kings County
My Commission Expires Oct 5, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 22 2018

Washington DC
406

OATH OR AFFIRMATION

I, Wil Felix, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Primex Prime Electronic Execution, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

VIRGINIA M CHARLES
Notary Public - State of New York
NO. 01CH6331201
Qualified in Kings County
My Commission Expires Oct 5, 2019

RECEIVED
2018 MAR 22 PM 3:48
SEC / TM

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Primex Prime Electronic Execution, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Primex Prime Electronic Execution, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

We have served as Primex Prime Electronic Execution, Inc.'s auditor since 2018.

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, New Jersey
March 15, 2018

BDG-CPAs
A PROFESSIONAL CORPORATION

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	440,732
Deposit with clearing broker		15,027
Accounts receivable, net of allowance of $16,000		151,587
Other assets		125,128
Advances to brokers, net of allowance of $54,915		193,719
Office furniture and equipment, net of accumulated depreciation of $149,169		101,472
Total Assets	$	1,027,665

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	38,934
Commissions payable		481,926
Deferred rent liability		26,196
Total Liabilities		547,056
STOCKHOLDER'S EQUITY		
Common stock, no par value; 300,000 shares Authorized; 50 shares issued and outstanding		-
Additional paid-in capital		1,099,929
Retained earnings (deficit)		(619,320)
		480,609
Total Liabilities and Stockholder's Equity	$	1,027,665

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES		
Placement fees	$	3,169,020
Commissions		443,886
Interest income		13,233
Other		8,605
Total revenue		3,634,744
EXPENSES		
Commissions, compensation and benefits	$	2,680,804
Clearing fees		23,869
Communications		23,168
Occupancy		154,376
Depreciation expense		54,814
Other operating expenses		249,557
Total expenses	$	3,186,588
NET INCOME BEFORE PROVISION FOR INCOME TAXES		448,156
Provision for income taxes		5,000
NET INCOME	$	443,156

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2017

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated (Deficit)	Total
Balance, December 31, 2016	50	$ -	$1,099,929	$ (611,264)	$ 488,665
Distributions to Stockholders				$ (451,212)	$ (451,212)
Net income				443,156	443,156
Balance, December 31, 2017	50	$ -	$1,099,929	$ (619,320)	$ 480,609

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	443,156
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		54,814
Provision for bad debt		6,000
Decrease in accounts receivable		20,941
Decrease in accounts receivable from broker dealers		42,220
Decrease in advances to brokers		56,718
Increase in other assets		(21,771)
Decrease in accounts payable and accrued expenses		(11,010)
Decrease in deferred rent liability		(1,900)
Increase in commissions payable		302,351
NET CASH PROVIDED BY OPERATING ACTIVITIES		891,519
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(11,906)
NET CASH USED BY INVESTING ACTIVITIES		(11,906)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder Distributions		(451,212)
Payments on line of credit		(4,723)
NET CASH USED BY FINANCING ACTIVITIES		(455,935)
NET INCREASE IN CASH		423,678
CASH:		
Beginning of year		17,054
End of year		440,732
Cash paid during the year for		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority. The Company's business is to act as a broker for transactions in securities.

Consideration of Credit Risk: The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Cash equivalents consist of highly liquid investments purchased with a maturity date of three months or less, that are not held for sale in the ordinary course of business.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable arising from sales of securities and private placements that are due in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Office Furniture and Equipment: Office furniture and equipment are being depreciated on a straight-line basis over estimated useful lives office to five years.

Income Taxes: The Company has elected to be taxed as an S Corporation. Therefore, the income or losses of the Company flow through to the Stockholder and no income taxes are reported in the accompanying financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The Company pays a New York City corporation income tax and a minimum New York State Income Tax.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

Commissions earned arising from customer securities transactions are reported on a settlement date basis which does not differ significantly from trade date basis.

Date of Management's Review – Subsequent events were evaluated through March 15, 2018, the date the financial statements were issued.

NOTE 2 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $60,290 which was $23,820 in excess of its required net capital of $36,470 and its ratio of aggregate indebtedness to net capital was 9.07 to 1.0.

NOTE 3 – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 4 -LEASES

The Company leases office facilities under an operating lease. Total occupancy expense for 2017 was $154,376.

NOTE 4 - LEASES (CONTINUED)

Future minimum rental payments under the office premises lease are approximately the following:

2018		156,000
2019		161,000
2020		95,000
Total	$	412,000

NOTE 5-CONTINENGY

The Company is subject to arbitration and litigation in the normal course of business.

As of December 31, 2017, the Company is the subject of an arbitration matter, whereby a former client of the Company has alleged a variety of causes of action and is attempting to recover approximately $103,000. While the ultimate outcome of this matter is not presently determinable, management and legal counsel for the Company are of the opinion that the claim is without merit and that the resolution will not have a material adverse effect on the financial position or results of operations of the Company. No expense has been recognized related to this matter as of December 31, 2017.

NOTE 6-CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker.

Amounts receivable from its clearing organization at December 31, 2017 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible and no allowance is required.

NOTE 7 –OTHER ASSETS

Other assets include approximately $29,000 of collectible art and objects.

NOTE 8 - CONCENTRATION

Approximately 90% of accounts receivable represent amounts due from four broker dealer customers.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2017

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS FormX-17A-5.

SCHEDULE I
PRIMEX PRIME ELECTRONIC EXECUTION, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

Net Capital		
Total stockholder's equity qualified for net capital	$	480,609
Deduction for non-allowable assets:		
Other assets		(125,128)
Advances to brokers		(193,719)
Net Fixed Assets		(101,472)
		(420,319)
Net capital before haircuts		60,290
Less haircuts		-
Net capital		60,290
Minimum net capital required		36,470
Excess capital	$	23,820
Aggregate indebtedness:		
Liabilities	$	547,056
Net capital based on aggregate indebtedness	$	36,470
Ratio of aggregate indebtedness to net capital		9.07 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	96,725
Audit Adjustments to record accrued professional fees		(25,600)
Audit Adjustments, net		(10,835)
Net capital per above	$	60,290

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Primex Prime Electronic Execution, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Primex Prime Electronic Execution, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Primex Prime Electronic Execution, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Primex Prime Electronic Execution, Inc. stated that Primex Prime Electronic Execution, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Primex Prime Electronic Execution, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Primex Prime Electronic Execution, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, New Jersey
March 15, 2018

PRIMEX

54 West 21st Street
Sutie 1210
New York, NY 10010

BROKER DEALERS ANNUAL EXEMPTION REPORT

Primex Prime Electronic Execution, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Primex Prime Electronic Execution, Inc., met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017, without exception.

Wil Felix
February 28, 2018

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder of
Primex Prime Electronic Execution, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Primex Prime Electronic Execution, Inc. (Primex) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Primex for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Primex's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Primex's management is responsible for Primex's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, NJ
March 15, 2018

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1922

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended Dec 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

44331 FINRA DEC
Primex Prime Electronic Execution Inc
Primex
54 West 21st Street Suite 1210
New York, NY 10010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5400.45
   B. Less payment made with SIPC-6 filed (exclude interest) (2259.00)
      Date Paid ______
   C. Less prior overpayment applied (1338.43)
   D. Assessment balance due or (overpayment) 1803.02
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1803.02
   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐
      Total (must be same as F above) $ 1803.02
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

January 30, 2018
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 30 day of January, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2017
and ending Dec 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,634,745
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	555
Total additions	3,635,300
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5285
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	23869
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 5293	
Enter the greater of line (i) or (ii)	5293
Total deductions	34447
2d. SIPC Net Operating Revenues	$ 3,600,298
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 5400.45 (to page 1, line 2.A.)

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
Financial Statements
For the Year Ended
December 31, 2017
With
Report of Independent Registered Public Accounting Firm